UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Santiago, Chile, October 25, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it has made an offer to acquire all of the shares it does not already hold in Azure Minerals Limited (Azure) (ASX:AZS), for an equivalent of approximately US$900 million (including taxes and fees) (the Transaction).

Azure’s main asset consists of mining rights comprising the Andover lithium project (Andover) which is located in the West Pilbara region of Western Australia, and comprises hundreds of outcropping spodumene-bearing, lithium-rich pegmatites within an area of 9km (east-west) and up to 5km (north-south). Surface sampling returned numerous high grade lithium assays between 1% to 5% of lithium oxide1. Azure owns 60% of Andover, while the remaining 40% of Andover is ultimately controlled by local investor, Mark Creasy. In addition, Azure owns other mining rights in Western Australia, known as the Barton, Turner River and Coongan projects.

Azure has previously announced an Exploration Target2 for Andover of 100-240 million tons grading at 1.0-1.5% lithium oxide, equivalent to 2.5 to 8.9 million metric tons of lithium carbonate equivalent.

Ricardo Ramos, CEO of SQM, commented: “SQM is Azure’s largest shareholder, with a shareholding of approximately 20% and the Andover lithium project fits perfectly in with our lithium business portfolio, being fully aligned with our strategy of adding value to greenfield projects by deploying our core competences in lithium geology, mining, processing, refining and project development. The expertise we have gained developing the Mount Holland lithium project, also located in Western Australia, along with more than 20 years in the lithium business, should enable us to successfully develop this project.”

He continued by saying: “While we invest in growing our lithium business abroad, we keep on being deeply committed to developing our lithium business in Chile. Over the last few years, we have made investments in Salar de Atacama and in our Chemical Lithium production complex, that have significantly increased our lithium carbonate capacity. We continue to invest in Chile, expanding our capacity with the objective to reach a total capacity of approximately 210,000 metric tons of lithium carbonate and approximately 100,000 metric tons of lithium hydroxide3 in the coming years, along with the lithium hydroxide plant we have in China, capable of producing approximately 30,000 metric tons lithium hydroxide, from lithium sulphate coming from the Salar de Atacama.”

SQM presented to the Board of Azure an offer of A$3.52 per Azure share on a fully diluted basis. The Azure Board has provided a recommendation of the offer, and it is being presented to its shareholders for approval of the scheme of arrangement. In the event the scheme of arrangement is not successful, SQM will make an off-market takeover bid for a cash price of A$3.50 per Azure share. The Transaction is subject to customary approvals in Australia and is expected to be finalized in the next 3 to 6 months.

1 As reported by Azure Minerals Limited in its public filings.

2 As defined by the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

3 Slightly less than one ton of lithium carbonate is needed to produce one ton of lithium hydroxide in Chile.

Santiago, Chile, October 25, 2023 – Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) has entered into a transaction implementation deed (“Implementation Deed”) with Azure Minerals Limited (“Azure”) to acquire 100% of Azure shares by way of a scheme of arrangement (“Scheme of Arrangement” or “Scheme”) for a cash price of A$3.524 per Azure share, and a simultaneous off-market takeover bid (“Takeover Bid”) for a cash price of A$3.505 per Azure share, should the Scheme not be successful (together, the “Transaction”).

Highlights

●	SQM’s offer to acquire 100% of Azure shares for cash consideration of A$3.52 per share by way of a scheme of arrangement represents a substantial premium of over 50% to the undisturbed closing price of Azure shares on 11 August 2023 of A$2.34 per share;
●	The Transaction is subject to limited conditions and is not subject to financing or due diligence;
●	The Azure Board has unanimously recommended the Transaction in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Scheme of Arrangement is in the best interests of Azure shareholders and that the Takeover Bid is fair and reasonable;
●	Azure has received a statement of support from the Delphi Group, a substantial shareholder in Azure owning 10.5% of the shares on issue in Azure.

Azure Board and shareholder support

The Azure Board has unanimously recommended that Azure shareholders vote in favour of the Scheme of Arrangement, and each Azure Board member intends to vote their Azure shares in favour of the Scheme, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Scheme of Arrangement is in the best interests of Azure shareholders.

The Azure Board has also unanimously recommended that Azure shareholders accept the Takeover Bid, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Takeover Bid is fair and reasonable. Subject to the same qualifications, each Azure Board member intends to accept, or procure the acceptance of, the Azure shares held or controlled by them into the Takeover Bid.

Azure has received a statement of support from Azure’s major shareholder, the Delphi Group (comprising Delphi Unternehmensberatung AG and Deutsche Balaton AG), who owns 10.5% of the issued shares in Azure and intend to vote, or cause to be voted, all the shares it holds in Azure in favour of the Scheme and to accept or procure the acceptance of all the Azure shares it holds into the Takeover Bid (in each case, in the absence of a superior proposal).6

Benefits to Azure shareholders

(i)	Highly attractive premium: As at 20 October 2023 (the last trading day prior to the announcement of the Transaction), the Scheme offer price of A$3.52 per Azure share represents a highly attractive premium:
●	44.3% premium to last closing price of A$2.44 per share;
●	55.9% premium to Azure’s 10-day VWAP of A$2.26 per share;
●	52.4% premium to SQM’s previous proposal of A$2.31 per share as announced to the ASX on 15 August 2023; and,

4 Implies a fully diluted equity value of A$1.63 billion based on the Scheme consideration of A$3.52 per Azure share multiplied by the sum of the 445,764,383 Azure shares on issue and 16,550,000 options.

5 Implies a fully diluted equity value of A$1.62 billion based on the Takeover Bid consideration of A$3.50 per Azure share and the assumptions above.

6 Per the substantial holder notice released to the ASX by Azure on 29 August 2023, Deutsche Balaton owns 46.7m fully-paid ordinary shares of Azure.

●	50.4% to the undisturbed Azure share price on 11 August 2023 of A$2.34, being the last trading day prior to SQM’s prior proposal becoming public.

This Scheme offer price is particularly compelling given the recent lithium price trajectory. Over the period since 11 August 2023 (being the date SQM’s prior proposal became public), spodumene concentrate prices have declined 41%.7

(ii)	Cash certainty: The offer provides Azure shareholders with the certainty of a cash offer at a substantial premium to Azure’s current share price and in doing so delivers immediate value.
(iii)	Funding certainty: The Transaction is not subject to financing risk and the Implementation Deed does not include a financing condition.

SQM CEO, Ricardo Ramos said:

“SQM’s proposal represents a highly attractive offer for Azure shareholders, providing a compelling cash value in a time of broader market volatility. We are pleased to have received the unanimous support from the Board of Azure for the Transaction.

As Azure’s 19.99% shareholder, SQM is pleased with the progress Azure’s management team have made in understanding the potential of the Andover lithium project through exploration drilling. Moving forward, SQM will look to deploy its expertise to manage the elevated risk profile associated with early-stage exploration projects.”

Azure Minerals CEO, Tony Rovira commented:

“We are pleased to recommend to Azure shareholders this Transaction that provides them with the opportunity to realise upfront value for their Azure shares at a highly compelling over 50% premium to the undisturbed price prior to the initial SQM proposal being announced.

The Board of Azure views the Transaction appropriately reflects the underlying potential of the Andover lithium project and has unanimously concluded the Transaction is in the best interests of our shareholders.”

Overview of the Scheme of Arrangement

SQM’s offer to acquire all of Azure’s shares for cash consideration of A$3.52 per share by Scheme of Arrangement represents a compelling value proposition for Azure shareholders.

The Scheme of Arrangement is subject to limited conditions being satisfied or waived including:

●	Azure shareholder approval;
●	Court approval;
●	Foreign Investment Review Board (FIRB) approval;
●	no material adverse change of Azure;
●	no shareholder, other than SQM, acquiring greater than a 19% interest in Azure;
●	customary conditions including no prescribed occurrences; and
●	the independent expert concluding (and continuing to conclude) that the Scheme is in the best interests of Azure shareholders.

The Scheme is not subject to a financing condition.

7 Based on China Spodumene Li2O 6% min CIF (LICNSPDU AMTL) index.

Full details of the conditions of the Scheme of Arrangement and other agreed terms are set out in the Implementation Deed, a copy of which was released to the ASX by Azure today.

Overview of the Takeover Bid

Pursuant to the terms of the Takeover Bid, accepting Azure shareholders will be entitled to receive cash consideration of A$3.50 per share, reflecting a discount to the Scheme cash consideration, and subject to the Takeover Bid becoming unconditional.

The Takeover Bid is conditional upon (among limited other conditions):

●	the Scheme of Arrangement not being successful (which includes circumstances where the Scheme is terminated due to a person other than SQM or its affiliates acquiring a greater than 19% interest in Azure);
●	FIRB approval;
●	no material adverse change of Azure; and
●	customary conditions including no prescribed occurrences.

The Takeover Bid is not subject to a minimum acceptance condition.

The Takeover Bid will remain open for a period of at least 20 business days after the date of the Azure shareholder meeting to vote on the Scheme. This will allow Azure shareholders the opportunity to consider the Takeover Bid after they have voted on the proposed Scheme of Arrangement and the outcome of that vote is known.

Other Key Details of the Implementation Deed

The Implementation Deed contains customary exclusivity provisions including ‘no shop’ and ‘no talk’ restrictions (subject to customary fiduciary out exceptions), notification obligations, and a matching right in favour of SQM in respect of competing proposals. The Implementation Deed also details the circumstances under which a break-up fee of A$15.6 million may be payable to SQM by Azure.

Indicative Timetable8

Azure intends to send an explanatory booklet containing further information in relation to the Transaction to Azure shareholders in late December 2023 to early January 2024.

A meeting for Azure shareholders to vote on the Scheme is expected to be held in late January to early February 2024 and, if approved by Azure shareholders and the Court, the Scheme of Arrangement will be implemented shortly thereafter.

Advisers

SQM is being advised by Macquarie Capital (Australia) Limited as financial adviser and Herbert Smith Freehills as legal adviser.

8 Dates are indicative only and subject to change.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Transaction and the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20 F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: October 25, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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